UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 3, 2024

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, April 3, 2024.

E-NOTA-20240403-54656

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Mercado Abierto Electrónico S.A. (Open Electronic Market)

Re.: Material fact. Tariff increase.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“tgs” or the “Company”) to report that, pursuant to the provisions of Decree no. 55/2023, on March 26, 2024, tgs and the Argentine Gas Regulatory Body (“ENARGAS”) entered into a Tariff Transitory Adjustment Agreement (the “Agreement”), which provides for a 675% transitory adjustment in natural gas transportation tariffs effective as from April 2024. Furthermore, the Agreement includes a monthly adjustment polynomial formula in force as from May 2024.

In turn, tgs must submit to the ENARGAS an investment plan for AR$ 27,690,000,000 (AR Pesos twenty-seven thousand six hundred and ninety million), which shall be adjusted monthly with the parameters provided for the monthly tariff adjustment and must be disbursed and/or accrued in 2024. Said investments shall be aimed at gas infrastructure works, prioritizing the safety and reliability of transportation systems, and service quality.

The tariff charts have been published in the Argentine Official Gazette through ENARGAS Resolution no. 112/2024.

Yours sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: April 3, 2024.